Exhibit 12.1

Pan Pacific Retail Properties, Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

(In thousands)

	Three months ended March 31, 2004	Years Ended December 31,
		2003	2002	2001	2000	1999
Income from continuing operations before minority interests, gain on sale of real estate and discontinued operations	$24,162	$91,453	$66,709	$58,471	$35,013	$33,734

Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(158)	(494)	(38)	(33)	(2)	—

Distributions from unconsolidated investees	48	285	299	584	355	84

Income from unconsolidated investees	(169)	(248)	(154)	(837)	(364)	(341)

	$23,883	$90,996	$66,816	$58,185	$35,002	$33,477
Fixed Charges:
Interest (including financing amortization)	$15,250	$58,473	$45,926	$46,196	$32,112	$23,939
Interest capitalized	84	4,506	1,796	1,539	202	231

Fixed Charges	$15,334	$62,979	$47,722	$47,735	$32,314	$24,170

Net Income before Fixed Charges (excl. interest capitalized)	$39,133	$149,469	$112,742	$104,381	$67,114	$57,416

Divided by Fixed Charges	$15,334	$62,979	$47,722	$47,735	$32,314	$24,170

Ratio of Earnings to Fixed Charges	2.55 :1	2.37 :1	2.36 :1	2.19 :1	2.08 :1	2.38 :1